UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2019

Commission File Number: 001-37871

Gridsum Holding Inc.

South Wing, High Technology Building

No. 229 North 4th Ring Road

Haidian District, Beijing 100083

People’s Republic of China

(86-10) 8261-9988

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

On July 16, 2019, Gridsum Holding Inc. (the “Company”) entered into contractual arrangements with certain of its executive officers and key employees, pursuant to which the Company cancelled a total of 1,170,000 options to purchase the Company’s Class B ordinary shares, which were granted to such individuals on January 3, 2017 pursuant to the Gridsum Holding Inc. Equity Incentive Plan (the “Equity Incentive Plan”). In exchange, the Company granted to such individuals a total of 866,667 restricted share units under the Equity Incentive Plan.

These contractual arrangements were privately negotiated between the Company and a small number of executive officers and key employees, including the Company’s Chief Executive Officer, Co-Chief Financial Officers and Chief Technology Officer, and were approved by the board of directors of the Company on July 4, 2019.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gridsum Holding Inc.

By:	/s/ Michael Peng Zhang
Name:	Michael Peng Zhang
Title:	Co-Chief Financial Officer

Date: July 16, 2019

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